UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                      - - - - - - - - - - - -


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                  POINT WEST CAPITAL CORPORATION
                         (Name of Issuer)

                           COMMON STOCK
                  (Title of Class of Securities)

                            730715109
                          (CUSIP Number)

                Robin Rodriguez, 675 Berkmar Court
       Charlottesville, VA  22901, Telephone: (804) 817-5135
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         February 1, 1999
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     | |     Rule 13d-1 (b)
     |x|     Rule 13d-1 (c)
     | |     Rule 13d-1 (d)

     The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 730715109

1    NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Kamikaze Trading LLC
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  |x|
                                             (b)  | |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC USE ONLY
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    SOURCE OF FUNDS
     WC
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      |  |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF      7    SOLE VOTING POWER
SHARES              98,642
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           98,642
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     98,642
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES               |  |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.0%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14   TYPE OF REPORTING PERSON
     OO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Amalgamated Sludge LLC
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  |x|
                                             (b)  | |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC USE ONLY
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    SOURCE OF FUNDS
     WC
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      | |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF      7    SOLE VOTING POWER
SHARES              54,610
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           54,610
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     54,610
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES              |  |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.7%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14   TYPE OF REPORTING PERSON
     OO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Cordell Consultants, Inc. (VA) Money Purchase Plan
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  |x|
                                             (b)  | |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC USE ONLY
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    SOURCE OF FUNDS
     Not Applicable
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      |  |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF      7    SOLE VOTING POWER
SHARES              - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES         | |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14   TYPE OF REPORTING PERSON
     CO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Robin Rodriguez
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  |x|
                                             (b)  | |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC USE ONLY
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    SOURCE OF FUNDS
     Not Applicable
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      |  |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF      7    SOLE VOTING POWER
SHARES              - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES               |  |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14   TYPE OF REPORTING PERSON
     IN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


1    NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Karen Marino
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  |x|
                                             (b)  | |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC USE ONLY
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    SOURCE OF FUNDS
     Not Applicable
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      |  |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF      7    SOLE VOTING POWER
SHARES              - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES             |  |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14   TYPE OF REPORTING PERSON
     IN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Anglo-American Investor Services Corp.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  |x|
                                             (b)  | |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC USE ONLY
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    SOURCE OF FUNDS
     Not Applicable
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)      |  |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF      7    SOLE VOTING POWER
SHARES              (547)
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            - 0 -
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
EACH           9    SOLE DISPOSITIVE POWER
REPORTING           (547)
               - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
PERSON WITH    10   SHARED DISPOSITIVE POWER
                    - 0 -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
     (547)
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12   CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES               |  |
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     (.01)%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14   TYPE OF REPORTING PERSON
     CO



Item 1

     This statement on Schedule 13G relates to the Common Stock
(the "Common Stock") of Point West Capital Corp., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1700 Montgomery Street, Suite 250, San Francisco, California 94111. The Reporting Persons (filing as a group) are owners of shares of the Company's Common Stock.

Item 2

      (a) Name of Person Filing. This statement is filed as a joint statement pursuant to Rule 13d-1(b)(1)(ii)(J) by (I) Kamikaze Trading LLC, a Virginia limited liability company ("Kamikaze") with respect to the shares owned by it,
(ii) Amalgamated Sludge LLC, a Nevada limited liability company ("Amalgamated") with respect to the shares owned by it, (iii) Cordell Consultants, Inc. (VA) Money Purchase Plan, a Virginia corporation ("Cordell") with respect to the shares owned by it, (iv) Anglo-American Investor Services Corp., a Delaware Corporation ("AAISC"), with respect to the shares owned by it, (v) Robin Rodriguez with respect to the shares owned by him and because of his position as President of Kamikaze, Managing Member of Amalgamated, President of Cordell, and President of AAISC, and (vi) Karen Marino, the wife of Robin Rodriguez, with respect to the shares owned by her.

     (b) Address of Principal Office/Residence. The address of the principal business and principal office of each of Kamikaze, Amalgamated, Cordell and Karen Marino is 5540 Laurel Ridge Road, Ruckersville, Virginia 22968. The address of the principal business and the principal office of each of AAISC and Robin Rodriguez is 675 Berkmar Court, Charlottesville, Virginia 22901.

     (c) Citizenship. All natural persons referred to above are citizens of the United States.

     (d) Title of Class of Securities. This statement on Schedule 13G relates to the Common Stock of the Company.

     (e)  Cusip Number.  The Cusip Number of the Company is 730715109.

Item 3

     If this statement is filed pursuant to paragraphs 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  | | Broker or dealer registered under section 15 of the Act
(15 U.S.C.78o);
     (b) | | Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c); | | Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);
     (d) | | Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e) | | An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
     (f) | | An employee benefit plan or endowment fund in accordance with par. 240.13d-1(b)(1)(ii)(F);
     (g) | | A parent holding company or control person in accordance with par. 240.13d-1(b)(1)(ii)(G);
     (h) | | A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) | | A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  |x| Group, in accordance with par. 240.13d-1(b)(1)(ii)(J).

Item 4 - Ownership

          (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 3,253,324 shares of Common Stock outstanding as of November 25, 1998, based upon information received from the company and as reported on the Company's 10Q for the quarter ending September 30, 1998.

     As of the close of business on February 1, 1999:

     (i) Kamikaze owns 98,642 shares of Common Stock which constitute approximately 3.0 % of the Common Stock outstanding.

     (ii) Amalgamated owns 54,610 shares of Common Stock which constitute approximately 1.7% of the Common Stock outstanding.

     (iii) Cordell owns 0 shares of Common Stock which constitute 0% of the Common Stock outstanding.

     (iv) AAISC owns (547) shares of Common Stock which constitute approximately (0.01)% of the Common Stock outstanding.

     (v) Robin Rodgriguez owns 0 shares of Common Stock which constitute 0% of the Common Stock oustanding.

     (vi) Karen Marino owns 0 shares of Common Stock which constitute 0% of the Common Stock outstanding.

          (b) Each such entity has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Robin Rodriguez as the chief executive officer or managing principal of the entity. Robin Rodriguez has the sole power to vote and dispose of the shares owned by him. Karen Marino has the sole power to vote and dispose of the shares owned by her.

Item 5 - Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Instruction.  Dissolution of a group requires a response to this item.

Item 6 - Ownership of More than Five Percent on Behalf of Another Person

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1 or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A.

Item 8 - Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to par.240.13d-1(b)(1)(ii)(J), so indicate under item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to par.240.13d-1 or par.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9 - Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5. N/A.

Item 10 - Certification

     (a) The following certification shall be included if the statement is filed pursuant to par.240.13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant to par.240.13d.1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                            SIGNATURE

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 5, 1999



                             /s/______________________________
                             ROBIN RODRIGUEZ
                             Robin Rodriguez, individually and as attorney-in-fact for each of Karen Marino, Kamikaze Trading, LLC, Amalgamated Sludge, LLC, Cordell Consultants, Inc. (VA) Money Purchase Plan and Anglo-American Investor Services Corp.



                            EXHIBIT 1

                 AGREEMENT REGARDING JOINT FILING
             UNDER SECTION 13(d) OF THE EXCHANGE ACT

     FORE VALUE RECEIVED, the undersigned, effective as of December 15, 1998, hereby agree as follows:

     1.   Joint Filing Authorization.   Each party hereto authorizes ROBIN
RODRIGUEZ to file on their behalf with the Securities and Exchange Commission (the "SEC"), all appropriate exchanges and other appropriate parties, as a joint filing for all of the undersigned parties pursuant to Rule 13f-1(k)(1)(iii), a statement of their beneficial ownership of the Common Stock of POINT WEST CAPITAL CORP. (The "Company") on Schedule 13G as promulgated by the SEC,including any pertinent amendments thereto, and including, where applicable, additions or deletions to the group represented by the undersigned.

     2. Power of Attorney. Each party hereto hereby designates and appoints ROBIN RODRIGUEZ as their attorney-in-fact, to take all actions and execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

     3. Binding on Heirs, Representatives, Successors and Assigns. This Agreement shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.

                                   /s/ROBIN RODRIGUEZ


                                   - - - - - - - - - -
                                   ROBIN RODRIGUEZ

                                   /s/KAREN MARINO


                                   - - - - - - - -
                                   KAREN MARINO

                                   KAMIKAZE TRADING, LLC, a Virginia limited liability company

                                   By: /s/ROBIN RODRIGUEZ


                                   - - - - - - - - - - -
                                   Robin Rodriguez, President and Manager

                                   AMALGAMATED SLUDGE, LLC, a Nevada
                                   limited liability company

                                   By: /s/ROBIN RODRIGUEZ


                                   - - - - - - - - - - - -
                                   Robin Rodriguez, Managing Member


                                   CORDELL CONSULTANTS, INC. (VA) MONEY
                                   PURCHASE PLAN, a Virginia Corporation

                                   By: /s/ROBIN RODRIGUEZ


                                   - - - - - - - - - - - -
                                   Robin Rodriguez, President

                                   ANGLO-AMERICAN INVESTOR SERVICES
                                   CORP., a Delaware corporation

                                   By: /s/ROBIN RODRIGUEZ


                                   - - - - - - - - - - - -
                                   Robin Rodriguez, President